UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

BioDelivery Sciences International, Inc.

(Name of Subject Company)

BioDelivery Sciences International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Jeffrey Bailey

Chief Executive Officer
BioDelivery Sciences International, Inc.

4131 ParkLake Avenue

Suite 225

Raleigh, NC 27612

(919) 582-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Robert E. Puopolo, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioDelivery Sciences International, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Collegium Pharmaceuticals, Inc., a Virginia corporation (“Collegium” or “Parent”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $5.60, in cash, subject to any applicable withholding taxes and without interest. The terms of the tender offer are disclosed in the Tender Offer Statement on Schedule TO filed by Collegium and Purchaser with the SEC on February 18, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2022, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Litigation Related to the Transactions

On February 25, 2022, in connection with the Transactions, a purported individual stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York, captioned Stein v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01600, naming as defendants the Company and each member of the Board as of the date of the Merger Agreement (“Stein”). On February 28, 2022, two additional cases were filed by purported individual stockholders of the Company in the same court, captioned Sanford v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01676 (“Sanford”), and Higley v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01658 (“Higley”). On March 2, 2022 and March 5, 2022, two additional cases were filed by purported individual stockholders of the Company in the United States District Court for the Eastern District of New York, captioned Justice II v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01145 (“Justice”) and Zomber v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01220 (“Zomber”). The Stein, Sanford, Higley, Justice, Zomber and any similar subsequently filed cases involving the Company, the Board or any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction, are referred to as the “Transaction Litigations.”

The Transaction Litigations filed to date generally allege that the Schedule 14D-9 is materially incomplete and misleading by allegedly failing to disclose purportedly material information relating to the sale process leading to the Transactions, the Company’s financial projections, and the analyses performed by Moelis & Company LLC in connection with the Transactions. The Transaction Litigations assert violations of Section 14(e) of the Exchange Act and violations of Section 20(a) of the Exchange Act against the Board. Additionally, the Stein, Higley, Justice and Zomber complaints assert violations of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Transaction Litigations seek, among other things: an injunction enjoining consummation of the Transactions, rescission of the Merger Agreement, a declaration that the Company and the Board violated Sections 14(e) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, damages, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees and expenses, and any other relief the court may deem just and proper.

In addition, on February 24, 2022, February 28, 2022 and March 7, 2022, the Company received demand letters from three purported stockholders of the Company seeking to inspect certain books and records of the Company related to the Merger (collectively, the “Inspection Letters”). On March 4, 2022, March 9, 2022 and March 11, 2022, the Company received demand letters from four purported stockholders of the Company alleging that the Schedule 14D-9 omits purportedly material information relating to the Transactions (collectively, the “Demand Letters”).

While the Company believes that the Transaction Litigations, Inspection Letters and Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law, solely in order to avoid the expense and distraction of litigation, the Company has determined voluntarily to supplement the Schedule 14D-9 with the supplemental disclosures set forth below (the “Supplemental Disclosures”).

Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of the Supplemental Disclosures. To the contrary, the Company specifically denies all allegations that any of the Supplemental Disclosures, or any other additional disclosures, were or are required.

The Board continues to unanimously recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

Supplemental Disclosures to Schedule 14D-9

These Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. All page references in the information below are to pages in the Schedule 14D-9. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures. As noted in the Schedule 14D-9, Moelis’ fairness opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 13, 2022. Moelis assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after February 13, 2022, and Moelis has not updated or revised its opinion subsequent to such date.

The section of the Schedule 14D-9 titled “Arrangements between the Company, Collegium and Purchaser—Confidentiality Agreement” is hereby supplemented by amending the paragraph on page 3 that begins “Collegium and the Company entered into a mutual confidentiality agreement” to (i) insert the bold and italicized text and (ii) remove the text which has been struck through:

Collegium and the Company entered into a mutual confidentiality agreement, dated December 29, 2021 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Collegium and the Company agreed, among other things, to keep certain non-public information concerning the other confidential (subject to certain exceptions) for a period of five years from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Collegium and the Company are also subject to a non-solicitation covenant and certain voting and standstill restrictions for one year with respect to the securities of the other party, but the Confidentiality Agreement ~~did not~~ included a fall-away provision upon the entry or public announcement of certain acquisition transactions.

The section of the Schedule 14D-9 titled “Background of the Transaction; Reasons for the Recommendation of the Board—Background of the Transactions” is hereby supplemented by amending the paragraph on page 13 that begins “Later on January 12, 2022” to insert the bold and italicized text:

Later on January 12, 2022, the Board held a meeting via teleconference and videoconference, at which members of senior management and representatives of Moelis and Goodwin Procter LLP, the Company’s outside legal counsel (“Goodwin”), were present. A representative of Goodwin reviewed with the members of the Board their fiduciary duties in the context of the Initial Proposal. Following discussion, the Board directed management to update management’s preliminary long-range plan and Moelis to prepare its financial analysis regarding the Initial Proposal. Also at the meeting, the Board formed a Transaction Committee of independent directors to manage day-to-day matters related to the potential strategic transaction in order to provide an efficient manner in which to actively supervise the process and to have the ability to meet as often as needed, and also authorized the Transaction Committee to supervise and direct any outreach to additional parties (the “Transaction Committee”). The Transaction Committee was established for efficiency and convenience and not to act as a special committee with full authority over the transaction. The Transaction Committee consisted of Kevin Kotler, Todd C. Davis and Mark A. Sirgo.

The section of the Schedule 14D-9 titled “Background of the Transaction; Reasons for the Recommendation of the Board—Background of the Transactions” is hereby supplemented by amending the paragraph on page 14 that begins “Later on January 25, 2022” to insert the bold and italicized text:

Later on January 25, 2022, at the direction of the Board, representatives of Moelis discussed with representatives of Jefferies the Board’s rejection of the Initial Proposal and Collegium received access to a limited data room designed to respond to only their original diligence requests, as well as provide the Company’s long-term forecasts and information on ELYXYB, see “—Certain Prospective Financial Information.”

The section of the Schedule 14D-9 titled “Background of the Transaction; Reasons for the Recommendation of the Board—Background of the Transactions” is hereby supplemented by amending the paragraph on page 15 that begins “Later on February 4, 2022, Mr. Bailey received a non-binding proposal from Party A” to insert the bold and italicized text:

Later on February 4, 2022, Mr. Bailey received a written non-binding proposal from Party A of $5.25 per share, comprised of $2.05 per share in cash and $3.20 per share in Party A common stock (the “Party A Proposal”). The Party A Proposal was subject to completion of Party A’s confirmatory diligence on the Company, including review of current and outstanding patent litigation, but did not include any indication of how the cash portion of the offer price would be financed or expected synergy estimates for the combined company. The Party A Proposal also stated that Party A had engaged Piper Sandler & Co. and Morgan Lewis & Bockius LLP as its financial advisor and outside legal counsel, respectively. Later that day, representatives of Moelis shared the Company’s financial forecasts with representatives of Party A, see “—Certain Prospective Financial Information.”

The section of the Schedule 14D-9 titled “Background of the Transaction; Reasons for the Recommendation of the Board—Reasons for the Recommendation of the Board” is hereby supplemented by amending the paragraph on page 18 that begins “Potentially Interested Counterparties. The Board considered” to (i) insert the bold and italicized text and (ii) remove the text which has been struck through:

Potentially Interested Counterparties. The Board considered the process conducted by the Company, with the assistance of representatives of Moelis, to identify potential buyers taking into account the expected interest of parties in ~~hemophilia A and~~ opioid indications generally, their financial capability to pursue a transaction with the Company, and their ability to move quickly and efficiently in a process. In particular, the Board considered the fact that another party, Party A, contacted by the Company had expressed interest in potentially acquiring the Company and provided an ~~best and final~~ offer as part of the process, but that the offer was non-binding, a combination of cash and stock bid (as opposed to Collegium’s all-cash offer), did not include any indication as to how the cash portion would be financed, was 6% less in total consideration than Collegium’s subsequent offer, and was subject to confirmatory diligence on the Company (including a review of current and outstanding patent litigation). The Board further considered ~~and also~~ that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for the Company despite the Company’s entry into a Merger Agreement with Collegium.

The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby supplemented by amending the paragraphs on page 23 to insert the bold and italicized text:

Moelis performed a discounted cash flow analysis of the Company using the Financial Forecasts to calculate (i) the present value of the estimated future unlevered after-tax free cash flows projected to be generated by the Company, (ii) the present value of the Company’s estimated terminal value, (iii) the present value of ELYXYB, and (iv) the present value of the Company’s net operating losses (“NOLs”). For purposes of the discounted cash flow analysis, the Company’s unlevered free cash flow was fully burdened by stock-based compensation.

Moelis utilized a range of discount rates of 7.00% to 11.25% based on an estimated range of the Company’s weighted average cost of capital (“WACC”). The estimated WACC range was derived using the Capital Asset Pricing Model using (i) a risk-free rate based on 20-year U.S. government bonds; (ii) a selected range of unlevered betas and debt to total capitalization informed by the selected publicly traded companies described below; (iii) an equity risk premium; and (iv) a size premium. Moelis used the foregoing range of discount rates to calculate the present values as of March 31, 2022 of (i) the Company’s estimated after-tax unlevered free cash flows excluding ELYXYB for calendar years 2022 through 2028 (in each case, discounted using the mid-year discounting convention to a valuation date of March 31, 2022) and (ii) the estimated terminal values excluding ELYXYB derived by applying a perpetuity growth rate range of (35%) to (15%) to the Company’s estimated terminal year after-tax unlevered free cash flow. For purposes of selecting a perpetuity growth rate range, which range was selected based on Moelis’ professional judgment and experience, Moelis took into account, based on the Company’s management guidance, the decline in the Company’s free cash flow after loss of exclusivity. Moelis noted that the implied midpoint terminal values of the Company in its discounted cash flow analysis represented 6.1% and 6.0% of total enterprise value in the Base Case and Upside Strategic Plan, respectively. Moelis’ discounted cash flow analysis does not reflect the impact of ongoing or potential future patent litigation.

Moelis performed a separate valuation of ELYXYB utilizing commercial risk-adjusted forecasts for ELYXYB provided by management and the discount rate range described above, which yielded a range of $0.34 to $0.85 per share of Common Stock. Moelis also separately valued the Company’s NOLs based on the Company’s estimated NOL balance of $210 million and projected NOL utilization, in each case as provided by the Company’s management, and by using the discount rate range described above.

Based on the foregoing, Moelis derived implied per share value ranges for the Common Stock (which included the implied value ranges of ELYXYB and the NOLs) of $4.65 to $5.95 per share for the Company’s management Base Case, and $4.85 to $6.20 for the Company’s management Upside Strategic Plan. Moelis compared the implied per share value ranges to the Merger Consideration of $5.60 per share.

The section of the Schedule 14D-9 titled “Certain Prospective Financial Information” is hereby supplemented by amending the paragraph on page 26 that begins “In addition to the Base Case Forecasts and Upside Strategic Plan Forecasts” to insert the italicized text:

In addition to the Base Case Forecasts and Upside Strategic Plan Forecasts, which excluded ELYXYB, certain members of the Company’s senior management provided the Board, Moelis, and Collegium a risk-adjusted forecast for ELYXYB (including a commercial revenue risk-adjustment of 35%) by estimating future sales metrics, market growth and expenses with respect to ELYXYB. These prospective forecasts excluded revenue from potential pediatric label expansion and were based on certain internal assumptions about the commercial success, pricing, commercial launch timing, market access, market share, market penetration, competition, the commercial life of ELYXYB, and other relevant factors including the impact of COVID-19, (the “ELYXYB Forecasts”, and together with the Base Case Forecasts and Upside Strategic Plan Forecasts, the “Forecasts”). The Forecasts were adjusted to reflect partial year nine month 2022 financial performance, from the second quarter 2022 through the fourth quarter 2022, to exclude operating periods prior to Closing.

Item 8. Additional Information

Item 8 (“Additional Information—Legal Proceedings”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the first three paragraphs therein with the first three paragraphs set forth above under “Litigation Related to the Transaction.”

Item 8 (“Additional Information—Annual and Quarterly Reports”) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2022	BioDelivery Sciences International, Inc.

	By:	/s/ Jeffrey Bailey
	Name:	Jeffrey Bailey
	Title:	Chief Executive Officer